Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Three
Months Ended March 31, 2021

Tel-Aviv, Israel, May 27, 2021 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the three months ended March 31, 2021 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of U. Dori Energy Infrastructures Ltd. (“Dori Energy”).

On May 26, 2021, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Dori Energy, which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the quarter ended March 31, 2021 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period, which are currently expected to be published on or about June 17, 2021.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended March 31, 2021 - approximately NIS 513.8 million.

•	Dorad’s unaudited operating profit for the three months ended March 31, 2021 - approximately NIS 73 million.

On May 6, 2021, Dorad’s Board of Directors approved the distribution of a dividend in the amount of NIS 100 million (approximately €25.2 million) and such dividend was distributed during May 2021. In connection with such dividend distribution, Dori Energy received an amount of approximately NIS 18.8 million (approximately €4.7 million) and repaid an amount of approximately NIS 9 million (approximately €2.3 million) loan to the Company.

Dorad’s financial statements for the quarter ended March 31, 2021 note that following the outbreak of the coronavirus (COVID-19) in China in December 2019, and the spreading of the coronavirus to many other countries in early 2020, there has been a decline in economic activity in many regions of the world, as well as in Israel. The spreading of the coronavirus caused, among other things, a disruption in the supply chain, a decrease in global transport volume, traffic and employment restrictions declared by the Israeli government and other governments around the world during 2020 and during and after the first quarter of 2021, as well as declines in the value of financial assets and commodities in markets in Israel and around the world. Dorad notes that it is operating in accordance with the guidelines of the Israeli Ministries of Energy and Health on dealing with the coronavirus crisis, including preparations of the operation and maintenance employees of the power plant and shift work as required. Dorad’s financial statements further note that in light of the crisis, there is a certain decrease in the electricity consumption of various customers, and there is also a certain decrease in the demand of the Israel Electric Company. Dorad’s financial statements further note that as of the date of the financial statements, such reduction has not resulted in a material effect. Dorad notes that it is continuously examining its potential methods of action in the event of a material decline in its income as a result of the spread of the coronavirus.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended March 31, 2021, which include the winter months of January and February and the intermediate month of March, are not indicative of full year results. In addition, due to various reasons, including the effects of the spread of COVID-19 and the economic impact of such spread and of actions taken by governments and authorities, the results included herein may not be indicative of first quarter results in the future.

A translation of the financial results for Dorad as of and for the year ended December 31, 2020 and as of and for the three month periods ended March 31, 2020 and 2021 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively; and

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas and the impact of the coronavirus pandemic on Dorad’s operations and projects, including in connection with reductions in the consumption of electricity by Dorad’s customers and the Israeli Electricity Company, delays in supply of gas, steps taken by Israeli authorities, regulatory changes, changes in the supply and prices of resources required for the operation of the Dorad’s facilities (and in the price of oil and electricity, and technical and other disruptions in the operation of Dorad), in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: HilaI@ellomay.com

Dorad Energy Ltd.
Interim Condensed Statement of Financial Position

	March 31	March 31	December 31
	* 2021	2020	2020
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	458,213	350,722	247,079
Trade receivables and accrued income	228,347	240,563	297,719
Other receivables	17,768	20,110	21,401
Financial derivatives	5,773	1,603	-
Total current assets	710,101	612,998	566,199

Non-current assets
Restricted deposit	441,071	443,210	433,265
Prepaid expenses	34,731	36,696	35,230
Fixed assets	3,480,803	3,659,265	3,526,839
Intangible assets	5,512	2,022	5,402
Right of use assets	59,111	62,918	60,113
Total non-current assets	4,021,228	4,204,111	4,060,849

Total assets	4,731,329	4,817,109	4,627,048

Current liabilities
Current maturities of loans from banks	277,399	268,394	242,098
Current maturities of lease liabilities	4,532	3,005	4,535
Trade payables	317,037	283,617	309,380
Other payables	15,223	10,313	3,808
Financial derivatives	-	-	2,993
Total current liabilities	614,191	565,329	562,814

Non-current liabilities
Loans from banks	2,563,799	2,790,335	2,561,302
Long-term lease liabilities	51,025	55,543	50,858
Provision for dismantling and restoration	50,000	46,526	50,000
Deferred tax liabilities	211,879	190,499	200,298
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,876,863	3,083,063	2,862,618

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	594,317	522,759	555,658
Total equity	1,240,275	1,168,717	1,201,616

Total liabilities and equity	4,731,329	4,817,109	4,627,048

Dorad Energy Ltd.
Interim Condensed Statement of Income

	For the three months ended		Year ended
	March 31		December 31
	2021	2020	2020
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Revenues	513,755	678,818	2,407,221

Operating costs of the
Power Plant

Energy costs	76,567	145,871	522,110
Electricity purchase and
infrastructure services	282,988	334,178	1,185,225
Depreciation and
amortization	50,932	53,433	237,575
Other operating costs	30,316	38,194	155,368

Total operating costs
of Power Plant	440,803	571,676	2,100,278

Profit from operating
the Power Plant	72,952	107,142	306,943

General and administrative expenses	6,234	6,484	24,926
Other incomes	3,022	-	1,279

Operating profit	69,740	100,658	283,296

Financing income	18,812	9,669	3,056
Financing expenses	38,311	24,101	157,428

Financing expenses, net	19,499	14,432	154,372

Profit before
taxes on income	50,241	86,226	128,924

Taxes on income	11,582	19,823	29,622

Profit for the period	38,659	66,403	99,302

Dorad Energy Ltd.
Interim Condensed Statement of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the three months
ended March 31, 2021
(Unaudited)

Balance as at
January 1, 2021 (Unaudited)	11	642,199	3,748	555,658	1,201,616

Profit for the period	-	-	-	38,659	38,659

Balance as at
March 31, 2021 (Unaudited)	11	642,199	3,748	594,317	1,240,275

For the three months
ended March 31, 2020
(Unaudited)

Balance as at
January 1, 2020 (Unaudited)	11	642,199	3,748	576,356	1,222,314

Profit for the period	-	-	-	66,403	66,403
Dividend to the Company’s shareholders	-	-	-	(120,000)	(120,000)

Balance as at
March 31, 2020 (Unaudited)	11	642,199	3,748	522,759	1,168,717

For the year ended
December 31, 2020 (Audited)

Balance as at
January 1, 2020 (Audited)	11	642,199	3,748	576,356	1,222,314

Profit for the year	-	-	-	99,302	99,302
Dividend to the Company’s shareholders	-	-	-	(120,000)	(120,000)

Balance as at
December 31, 2020 (Audited)	11	642,199	3,748	555,658	1,201,616

Dorad Energy Ltd.
Interim Condensed Statement of Cash Flows

	For the three months ended		Year ended
	March 31		December 31
	2021	2020	2020
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Cash flows from
operating activities:
Profit for the period	38,659	66,403	99,302
Adjustments:
Depreciation and amortization
and fuel consumption	51,305	54,653	241,288
Taxes on income	11,582	19,823	29,622
Financing expenses, net	19,499	14,432	154,372
	82,386	88,908	425,282

Change in trade receivables	69,372	52,196	(4,959)
Change in other receivables	3,633	2,575	1,284
Change in trade payables	7,010	(2,950)	16,627
Change in other payables	11,414	(195)	(6,700)
	91,429	51,626	6,252
Net cash flows provided
by operating activities	212,474	206,937	530,836

Cash flows used in
investing activities
Proceeds (payment) for settlement of
financial derivatives	749	727	(4,318)
Investment in long-term
restricted deposit	-	-	(6,000)
Investment in fixed assets	(3,472)	(3,160)	(48,309)
Investment in intangible assets	(461)	(69)	(4,738)
Interest received	395	1,173	3,046
Net cash flows used in
investing activities	(2,789)	(1,329)	(60,319)

Cash flows from
financing activities:
Repayment of lease liability principal	(147)	(147)	(4,523)
Repayment of loans from banks	-	-	(195,359)
Dividends and exchange rate paid	-	(123,739)	(123,739)
Interest paid	(147)	(188)	(170,003)
Net cash flows used in
financing activities	(294)	(124,074)	(493,624)

Net increase (decrease) in cash
and cash equivalents for
the period	209,391	81,534	(23,107)

Effect of exchange rate fluctuations
on cash and cash equivalents	1,743	3,167	4,165
Cash and cash equivalents at
beginning of period	247,079	266,021	266,021
Cash and cash equivalents at end
of period	458,213	350,722	247,079